January 19, 2005

Mail Stop 0510


via U.S. Mail and facsimile

Joseph S. Klimek
President & Chief Executive Officer
Startech Environmental Corporation
15 Old Danbury Road, Suite 203
Wilton, CT 06897-2525


      Re: 	Startech Environmental Corp.
      	Form S-1, amendment number 2, filed 01/14/05
		File No. 333-119668

Dear Mr. Klimek:

      This is to advise you that the staff has reviewed only those portions of the above filing that relate to the exercise into common stock by purchasers of warrants in this offering. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering; page 6

1. In comment 1 to our letter dated January 7, 2005, we requested that you revise "The Offering" and other sections to include the issuance of common stock by the company upon the exercise of warrants by those who purchase warrants from the selling shareholders. We note your response in other sections, but you have not altered "The
Offering," which states the transactions covered by the prospectus.
Please revise this section to provide this information.

Legal Opinion; Exhibit 5.1

2. Please revise the legality opinion to state that the warrants are binding obligations under the state contract law governing the warrant agreement. In addition, we note that on page 2 you refer to the "corporate laws of the State of Colorado," whereas on page 3 you refer to the "general corporation law of the State of Colorado." Please consider revising this second reference to provide a consistent response to comment 4 in our letter of January 7, 2005.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker at (202) 824-5495 or Lesli
Sheppard
at (202) 942-1887 with questions. Otherwise, you may contact me at
(202) 942-1950.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Scott S. Rosenblum, Esq. (via facsimile 212/715-8411)
      Kramer Levin Naftalis & Frankel LLP
	919 Third Avenue
	New York, NY 10022
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Joseph S. Klimek
Startech Environmental Corp.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE